UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

AboveNet, Inc.
----------------------------------------------
(Name of Issuer)

Common Shares, par value $.01 per share
---------------------------------------------------
(Title of Class of Securities)

00374N107
-----------------
(CUSIP Number)

December 31, 2009
-----------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 00374N107	13G

1) NAMES OF REPORTING PERSONS		JGD Management Corp.

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
(a) ☐
(b) ☒

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

NUMBER OF	5) SOLE VOTING POWER	80,014
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	80,014
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-

9) AGGREGATE AMOUNT BENEFICIALLY OWNED		80,014*
BY EACH REPORTING PERSON

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 0.3%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IA

* In accordance with the required provisions of the Standstill Agreement which JGD Management Corp. (“JGD”) entered into with the issuer on August 7, 2008, JGD has submitted notice to the issuer to confirm it and its affiliates have ceased to be the beneficial owner in the aggregate of 15% or more of the issued and outstanding Common Shares and wish to terminate the Standstill Agreement. Accordingly, the issuer shall be required to amend its Rights Agreement, dated as of August 3, 2006 (the “Rights Agreement”), between the issuer and American Stock Transfer & Trust Company within ten (10) business days to delete the changes effected by the amendment to the Rights Agreement entered into on August 7, 2008.

Page 2 of 11 Pages

CUSIP No. 00374N107	13G

1) NAMES OF REPORTING PERSONS

York Capital Management Global Advisors, LLC

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
		(a) ☐
		(b) ☒

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		New York

NUMBER OF	5) SOLE VOTING POWER	2,526,666
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	2,526,666
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-

9) AGGREGATE AMOUNT BENEFICIALLY OWNED		2,526,666
BY EACH REPORTING PERSON

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 10.4%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IA

Page 3 of 11 Pages

Item 1(a).                           Name of Issuer: AboveNet, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

360 Hamilton Avenue
White Plains, New York  10601

Item 2(a).                           Name of Person Filing:

This Schedule is being filed jointly by JGD, a Delaware corporation, and York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” and, together with JGD, hereinafter sometimes collectively referred to as the “Reporting Persons”), pursuant to an Agreement of Joint Filing attached hereto as Exhibit A.

This Schedule is being filed by JGD with respect to 80,014 Common Shares (which consist of (a) 76,138 Common Shares and (b) warrants to purchase 3,876 Common Shares) directly owned by certain accounts (the “Managed Accounts”) managed by JGD.  James G. Dinan is the sole shareholder of JGD.

This Schedule is being filed by YGA with respect to:

  (i)  291,865 Common Shares (which consist of (a) 271,865 Common Shares and (b) warrants to purchase 20,000 Common Shares) directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), the general partner of which is Dinan Management, L.L.C.;

  (ii)  454,814 Common Shares directly owned by York Investment Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Investment”), the general partner of which is Dinan Management, L.L.C.;

  (iii)  242,091 Common Shares (which consist of (a) 236,241 Common Shares and (b) warrants to purchase 5,850 Common Shares) directly owned by York Select, L.P., a Delaware limited partnership (“York Select”), the general partner of which is York Select Domestic Holdings, LLC;

  (iv)  376,828 Common Shares (which consist of (a) 371,206 Common Shares and (b) warrants to purchase 5,622 Common Shares) directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC;

Page 4 of 11 Pages

  (v)  314,797 Common Shares (which consist of (a) 270,477 Common Shares and (b) warrants to purchase 44,320 Common Shares) directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”), the general partner of which is York Select Domestic Holdings, LLC;

  (vi)  73,568 Common Shares (which consist of (a) 62,444 Common Shares and (b) warrants to purchase 11,124 Common Shares) directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”), the general partner of which is York Global Value Holdings, LLC;

  (vii)  1,083 Common Shares directly owned by York Long Enhanced Fund, L.P., a Delaware limited partnership (“York Long Enhanced”), the general partner of which is York Long Enhanced Domestic Holdings, LLC; and

  (viii)  771,620 Common Shares (which consist of (a) 759,560 Common Shares and (b) warrants to purchase 12,060 Common Shares) directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC.

YGA, the sole managing member of the general partner of each of York Capital, York Investment, York Select, York Credit Opportunities, York Select Master, York Global Value, York Long Enhanced and York Credit Opportunities Master, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Common Shares directly owned by such investment funds.  James G. Dinan and Daniel A. Schwartz are the senior managers and majority members of YGA.

The Dinan Family Foundation (the “Dinan Foundation”), a New York not-for-profit corporation, owns 46,105 Common Shares.  Mr. Dinan is the President and Treasurer, and a member of the Board of Directors, of the Dinan Foundation.  Consequently, Mr. Dinan may be deemed to be the beneficial owner of all Common Shares directly owned by the Dinan Foundation.  Each of JGD and YGA disclaims beneficial ownership of all Common Shares directly owned by the Dinan Foundation.

The Deborah and Daniel Schwartz Foundation (the “Schwartz Foundation”), a New York not-for-profit corporation, owns 15,368 Common Shares.  Mr. Schwartz is the President, Director and Treasurer of the Schwartz Foundation.  Consequently, Mr. Schwartz may be deemed to be the beneficial owner of all Common Shares directly owned by the Schwartz Foundation.  Each of JGD and YGA disclaims beneficial ownership of all Common Shares directly owned by the Schwartz Foundation.

Page 5 of 11 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of each of JGD and YGA is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

Item 2(c).                           Citizenship:

The place of organization of JGD is Delaware. The place of organization of YGA is New York.

Item 2(d).                           Title of Class of Securities: Common Shares, par value $.01 per share

Item 2(e).                           CUSIP Number: 00374N107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Page 6 of 11 Pages

Item 4.                           Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) JGD

	(a) Amount beneficially owned:	80,014

	(b) Percent of class:	0.3%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	80,014

	(ii) Shared power to vote or to direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	80,014

	(iv) Shared power to dispose or to direct the disposition of	-0-

(ii) YGA

	(a) Amount beneficially owned:	2,526,666

	(b) Percent of class:	10.4%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	2,526,666

	(ii) Shared power to vote or to direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	2,526,666

	(iv) Shared power to dispose or to direct the disposition of	-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each of the Reporting Persons have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentages of ownership described above for JGD and YGA are based on an aggregate of 24,195,346 Common Shares and 24,290,446 Common Shares, respectively, which in each case consist of (i) 24,191,470 Common Shares outstanding as of November 2, 2009 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009 and (ii) the number of Common Shares issuable to the applicable Reporting Person if such Reporting Person were to exercise all of its warrants to purchase Common Shares.

Page 7 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all Common Shares reported in this statement as beneficially owned by JGD is held by the Managed Accounts, all of which are the advisory clients of JGD.  The right to receive dividends from, or the proceeds from the sale of, all Common Shares reported in this statement as beneficially owned by YGA is held by York Capital, York Investment, York Select, York Credit Opportunities, York Select Master, York Global Value, York Long Enhanced or York Credit Opportunities Master, as the case may be, all of which are subject to YGA’s investment discretion.  Each of JGD and YGA disclaims beneficial ownership of all Common Shares reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.                           Notice of Dissolution of Group.

Not Applicable.

Page 8 of 11 Pages

Item 10.                           Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

JGD MANAGEMENT CORP.

Dated: January 11, 2010	By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 9 of 11 Pages

Item 10.                           Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

Dated: January 11, 2010	By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 10 of 11 Pages

EXHIBIT A
AGREEMENT OF JOINT FILING
ABOVENET, INC.
COMMON SHARES

           In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 11th day of January, 2010.

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 11 of 11 Pages